SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated February 4, 2004

Fording Canadian Coal Trust

(Translation of Registrant’s Name Into English)

Suite 1000, 205-9th Avenue SE

  Calgary, Alberta Canada  T2G 0R4

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ______

Form 40-F ___X___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______

No  __X__

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORDING CANADIAN COAL TRUST

May  4, 2004

By :s/ James F. Jones

     James F. Jones

     Corporate Secretary

Exhibit Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Description of Exhibit

Number

Press Release entitled “Fording Receives Draft Opinion of Synergies”

                                                                                                              Exhibit                   99

News Release
Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R4 Website: www.fording.ca

For Immediate Release

FORDING RECEIVES DRAFT OPINION OF SYNERGIES

CALGARY, May 3, 2004 – Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today announced that, in accordance with the Plan of Arrangement, it has received the draft opinion of the independent expert engaged to assess and determine the synergies of Elk Valley Coal Partnership for the coal year ending March 31, 2004.

The Trust’s principal asset is its 65% interest in the partnership, held through the Trust’s operating subsidiary, Fording Inc. Teck Cominco Limited and its affiliates own the remaining interest in the partnership. The Trust’s interest in the partnership can be reduced to 60% if the partnership realizes certain synergies and/or improves the operating results from the Elkview mine (collectively referred to as synergies) in respect of any coal year during the period April 1, 2003 to March 31, 2007.

The draft opinion of the independent expert indicates that sufficient synergies have been realized such that the Trust’s interest in the partnership would be reduced to 60.2% effective April 1, 2004. The partnership agreement allows the Trust and Teck Cominco to review and comment on the draft opinion of the independent expert, with a final opinion to be issued no later than June 15, 2004. If any disagreements between the Trust and Teck Cominco arise with respect to the final opinion, they will be subject to resolution by binding arbitration. Accordingly, the actual change in the Trust’s ownership of the partnership will not be finalized until this review process is completed.

The board of directors of Fording Inc. has formed a special committee comprised of directors who are independent of Teck Cominco to oversee the consideration of the draft opinion. As part of this process, the special committee has retained the services of a mining engineering firm to review the draft opinion and supporting work and to advise the committee of its findings.

The Trust’s reduced interest in the distributions of the partnership would take effect April 1, 2004, and each 1% change in the Trust’s ownership, taken by itself, is expected to reduce distributions to unitholders by approximately 1.5% from what they would otherwise be for the remainder of 2004. The attainment of synergies is accretive to cash available for distribution to unitholders from what would have been available in the absence of achieving synergies even after taking into account the change in the Trust’s ownership of the partnership. The ultimate impact on distributions to unitholders is being studied, but will reflect the reduced ownership of the partnership offset, in part, by continuing synergies.

Fording Canadian Coal Trust is an open-ended mutual fund trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust, through its wholly-owned subsidiary, Fording Inc., holds a 65% ownership interest in the Elk Valley Coal Partnership and is the world's largest producer of the industrial mineral wollastonite. Elk Valley Coal Partnership, comprised of Canada's senior metallurgical coal mining properties, is the world's second largest exporter of metallurgical coal, capable of supplying approximately 25 million tonnes of high-quality coal products annually to the international steel industry.

For further information contact:

Mark Gow, CA

Controller

403-260-9834

mark_gow@fording.ca